PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 39TH CONSECUTIVE PROFITABLE QUARTER

MONTREAL, September 21, 2007 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the third quarter ended August 25, 2007. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	August 25, 2007	August 26, 2006	Change

Net sales	$191,480	$211,324	($19,844)
Gross margin	19.0%	23.1%	-4.1%
Net income	$7,365	$11,521	($4,156)
Basic income per share	$0.70	$1.10	($0.40)
Diluted income per share	$0.70	$1.10	($0.40)

Tons sold	194,074	214,048	(19,974)
Tons processed	144,664	197,615	(52,951)
	338,738	411,663	(72,925)
	NINE MONTHS ENDED
	August 25, 2007	August 26, 2006	Change

Net sales	$591,117	$636,210	($45,093)
Gross margin	19.1%	22.0%	-2.9%
Net income	$22,621	$32,382	($9,761)
Basic income per share	$2.16	$3.12	($0.96)
Diluted income per share	$2.16	$3.11	($0.95)

Tons sold	624,153	680,230	(56,077)
Tons processed	457,095	666,491	(209,396)
	1,081,248	1,346,721	(265,473)

THIRD QUARTER RESULTS

Sales for the third quarter decreased by $19.8 million, or 9.4%, to $191.5 million from $211.3 million for the same period in 2006.

Sales for the nine months ended August 25, 2007 decreased by $45.1 million, or 7.1%, to $591.1 million from $636.2 million for the same period in 2006.

Tons sold and processed in the third quarter of 2007 decreased by 72,925 tons, or 17.7%, to 338,738 tons from 411,663 in the third quarter of 2006.

Tons sold and processed for the nine months ended August 25, 2007 decreased by 265,473 tons, or 19.7%, to 1,081,248 tons from 1,346,721 tons for the same period in 2006.

The gross margin for the third quarter 2007 decreased to 19.0% from 23.1% for the third quarter 2006.

The gross margin for the nine months ended August 25, 2007 decreased to 19.1% from 22.0% for the same period in 2006.

Net income for the third quarter decreased by $4.2 million, or 36.1%, to $7.4 million, or $0.70 ($0.70 after dilution) per share, versus $11.5 million, or $1.10 ($1.10 after dilution) per share, for the same period in 2006.

Net income for the nine months ended August 25, 2007 decreased by $9.8 million, or 30.1%, to $22.6 million, or $2.16 ($2.16 after dilution) per share, versus $32.4 million, or $3.12 per share ($3.11 after dilution), for the first nine months of 2006.

During the quarter, the Company incurred one-time, deal-related costs amounting to $1.1 million. Excluding the impact of these costs, EBITDA for the quarter was $14.8 million.

OPERATIONS

The Company experienced a relatively weak fiscal third quarter primarily from lower sales volumes due to longer than expected summer shutdowns, particularly in the automotive sector, and the continued industry-wide reductions of excess inventories. As a result, steel prices continued to decrease during the summer months, albeit at a slower rate than in May and June. The resulting lower margins were partially offset by lower variable operating expenses and continued realization of cost saving initiatives. Cash flow from operations was a positive source of approximately $19.1 million, including inventory reductions of approximately $7.9 million.

OUTLOOK

Management believes that the bottom of the current steel price cycle occurred in August. Recently announced price increases in steel coil and structural tubing should benefit the Company in its fiscal fourth quarter. Potential trade action relating to unfairly subsidized pipe imports from China is beginning to generate more buying interest in North American pipe and tube supply. Management also believes that weakness in the US dollar will have a positive effect on U.S. exports which should increase demand for North American steel. In addition, the lower value of the US dollar will make it more difficult for imported steel to be competitive in North America.

UPDATE ON PROPOSED ACQUISITION BY SYMMETRY

The previously announced acquisition of all the issued and outstanding shares of Novamerican at $56.00 per share by way of plan of arrangement by Symmetry Holdings Inc. will require court approval as well as a vote by the shareholders of both Symmetry and Novamerican. Symmetry’s proxy is currently under customary review by the U.S. Securities and Exchange Commission. As Symmetry completes the SEC review process of the proxy, Novamerican will request an interim court order to, among other things, set the date of the special meeting of shareholders and mail the proxy materials required to approve the plan of arrangement. At this time, it is not possible to determine the exact date of the shareholder meetings. However, management expects that the transaction will be completed in November 2007.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Lawrence P. Cannon, CA, Vice President and Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Nine months ended
	August 25,	August 26,	August 25,	August 26,
	2007	2006	2007	2006
	$	$	$	$
Net sales	191,480	211,324	591,117	636,210
Cost of sales	155,019	162,506	478,295	496,016
Gross margin	36,461	48,818	112,822	140,194

Operating expenses
Plant	10,517	11,032	31,742	34,326
Delivery	5,762	6,401	17,964	19,840
Selling	3,305	3,509	10,480	10,576
Administrative and general	5,838	9,537	19,717	24,832
	25,422	30,479	79,903	89,574
Operating income	11,039	18,339	32,919	50,620

Interest expense	52	876	565	2,686
Other revenue	(402)	(608)	(1,483)	(1,809)
Share in income of a joint venture	(39)	(173)	(133)	(621)
	(389)	95	(1,051)	256
Income before income taxes	11,428	18,244	33,970	50,364
Income taxes	4,063	6,723	11,349	17,982
Net income	7,365	11,521	22,621	32,382

Net income per share
Basic	0.70	1.10	2.16	3.12
Diluted	0.70	1.10	2.16	3.11

Weighted average number of shares outstanding	10,450,000	10,450,000	10,450,000	10,372,521

Comprehensive income
Net income	7,365	11,521	22,621	32,382
Change in cumulative translation adjustment	4,715	(1,133)	13,342	9,283
Change in fair value of interest rate swap,
net of deferred income taxes	-	-	-	42
	12,080	10,388	35,963	41,707

Tons sold	194,074	214,048	624,153	680,230
Tons processed	144,664	197,615	457,095	666,491
	338,738	411,663	1,081,248	1,346,721

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)
				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 25, 2006	10,450,000	38,904	266,018	23,624	328,546
Net income			22,621		22,621
Changes in cumulative translation adjustment				13,342	13,342
Change in fair value of interest rate swap,
net of deferred income taxes	-	-	-	-	-
Balance at August 25, 2007	10,450,000	38,904	288,639	36,966	364,509

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)	Three months ended		Nine months ended
	August 25,	August 26,	August 25,	August 26,
	2007	2006	2007	2006
	$	$	$	$
Net income	7,365	11,521	22,621	32,382
Adjustments to reconcile net income to net cash from
operating activities
Depreciation and amortization	2,680	2,729	7,947	7,892
Share in income of a joint venture	(39)	(173)	(133)	(621)
Deferred income taxes	(367)	(357)	(441)	(1,037)
Loss on disposal of property, plant and equipment	(13)	-	(5)	3
Changes in working capital items
Accounts receivable	10,862	17,298	7,295	11,899
Income taxes receivable	(89)	794	81	2,858
Inventories	7,942	(20,637)	15,070	(47,916)
Prepaid expenses and other	(507)	395	(1,388)	(1,267)
Accounts payable and accrued liabilities	(10,677)	(6,222)	(1,915)	78
Income taxes payable	1,902	1,425	(2,357)	415
Net cash from operating activities	19,059	6,773	46,775	4,686
CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan to a Corporation	172	134	37,541	17,581
Distribution from a joint venture	-	2	-	264
Additions to property, plant and equipment	(4,000)	(1,193)	(10,474)	(7,246)
Proceeds from disposal of property, plant and equipment	102	10	357	15
Other assets	(36)	(18)	(66)	(59)
Net cash from (used for) investing activities	(3,762)	(1,065)	27,358	10,555
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in bank indebtedness	(23)	(145)	(532)	(2,095)
Issue of common shares	-	-	-	4,113
Repayment of long-term debt	(111)	(1,352)	(41,346)	(2,675)
Net cash used for financing activities	(134)	(1,497)	(41,878)	(657)

Effect of exchange rate changes on cash and cash equivalents	1,127	(179)	2,958	1,960
Net increase in cash and cash equivalents	16,290	4,032	35,213	16,544
Cash and cash equivalents, beginning of period	49,939	60,317	31,016	47,805
Cash and cash equivalents, end of period	66,229	64,349	66,229	64,349

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	(201)	673	216	1,603
Income taxes paid	3,315	6,042	14,877	17,243

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	August 25,	August 26,	November 25,
	2007	2006	2006
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	66,229	64,349	31,016
Trade accounts receivable, net	107,257	115,010	109,609
Loan receivable	-	-	37,670
Income taxes receivable	621	-	-
Inventories	154,411	179,683	163,060
Prepaid expenses and other	3,614	2,766	2,096
Deferred income taxes	1,253	1,851	1,957
	333,385	363,659	345,408
Investment in a joint venture	1,881	2,494	1,748
Property, plant and equipment	112,635	105,164	106,309
Goodwill	12,994	12,994	12,994
Deferred income taxes	3,841	2,230	2,260
Other assets	302	376	328
	465,038	486,917	469,047

LIABILITIES
Current liabilities
Current portion of long-term debt	-	39,539	38,642
Bank indebtedness	-	670	513
Trade accounts payable and accrued liabilities	81,174	101,121	79,302
Trade accounts payable to a company controlled by a director	1,204	1,021	677
Trade accounts payable to a joint venture	1,377	1,489	592
Advances due to related parties	27	122	192
Income taxes payable	-	1,430	1,703
Deferred income taxes	-	42	290
	83,782	145,434	121,911

Long-term debt	-	2,841	2,645
Deferred income taxes	16,747	15,863	15,945
	100,529	164,138	140,501

SHAREHOLDERS' EQUITY
Preferred shares, no par value: Unlimited number of shares authorized; none issued or outstanding
Common shares, no par value: Unlimited number of shares authorized; issued
and outstanding shares: 10,450,000 in 2007 and 10,372,521 in 2006	38,904	38,904	38,904
Retained earnings	288,639	254,102	266,018
Accumulated other comprehensive income	36,966	29,773	23,624
	364,509	322,779	328,546
	465,038	486,917	469,047